EXHIBIT 12
CROWN CASTLE INTERNATIONAL CORP.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Computation of earnings:
Income (loss) from continuing operations before income taxes	$373,854	$473,829	$335,070	$251,001	$64,853
Add:
Fixed charges (as computed below)	748,001	750,968	791,386	752,241	717,672
Subtract:
Interest capitalized	(7,010)	(4,805)	(2,985)	(1,832)	(2,335)
	$1,114,845	$1,219,992	$1,123,471	$1,001,410	$780,190
Computation of fixed charges and combined fixed charges and preferred stock dividends and losses on purchases of preferred stock:
Interest expense	$495,945	$487,355	$491,581	$491,041	$491,184
Amortized premiums, discounts and capitalized expenses related to indebtedness	19,087	39,773	81,710	98,589	109,860
Interest capitalized	7,010	4,805	2,985	1,832	2,335
Interest component of operating lease expense	225,959	219,035	215,110	160,779	114,293
Fixed charges	748,001	750,968	791,386	752,241	717,672
Dividends on preferred stock and losses on purchases of preferred stock	32,991	43,988	43,988	11,363	2,629
Combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$780,992	$794,956	$835,374	$763,604	$720,301
Ratio of earnings to fixed charges	1.5	1.6	1.4	1.3	1.1
(Deficiency) excess of earnings to cover fixed charges	$366,844	$469,024	$332,085	$249,169	$62,518
Ratio of earnings to combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	1.4	1.5	1.3	1.3	1.1
(Deficiency) excess of earnings to cover combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$333,853	$425,036	$288,097	$237,806	$59,889